UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for May, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: JOINT ANNOUNCEMENT REGARDING RESULTS OF FREE SHARE ALLOCATION



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 23 May 2018					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	 US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

Sasol Inzalo Public (RF) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2007/030646/06)
Sasol Inzalo Public Ordinary Share code: JSE: SIPBEE
Sasol Inzalo Public Ordinary ISIN: ZAE000210050
("Sasol Inzalo Public")

Sasol Khanyisa Public (RF) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2017/663901/06)
("Sasol Khanyisa Public")

JOINT ANNOUNCEMENT REGARDING RESULTS OF FREE SHARE ALLOCATION
We refer to the joint SENS announcement published on Friday, 6 April 2018 relating to the Free Share Allocation as more fully described therein. The following are the results of the Free Share Allocation -
2 holders of Sasol BEE Ordinary Shares ("SOLBE1 Shares") validly rejected the Free Share Allocation;
77 holders of Sasol Inzalo Public Ordinary Shares ("SIPBEE Shares") validly rejected the Free Share Allocation; and no holders of Sasol Inzalo Groups (RF) Limited ("Sasol Inzalo Groups") ordinary shares rejected the Free Share Allocation, and accordingly:
2 973 021 additional SOLBE1 Shares will be issued to these SOLBE1 and SIPBEE shareholders and Sasol Inzalo Groups shareholders on Friday,
1 June 2018 which can be freely traded on the JSE from such date, bringing the total number of issued SOLBE1 Shares available for trade on the JSE on Friday, 1 June 2018 to 3 935 298. This number excludes the SOLBE1 Shares that will be issued on Friday, 1 June
2018 to those participants in Tier 1 of the Sasol Khanyisa Employee
Share Ownership Plan Trust who have elected to acquire vested rights in SOLBE1 Shares;
26 503 642 Sasol Khanyisa Public ordinary shares will be issued to these SOLBE1 and SIPBEE shareholders and Sasol Inzalo Groups shareholders on Friday, 1 June 2018 which shares cannot be disposed of at all.
Sandton
23 May 2018

Sponsor
Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc

US Legal Advisors
Shearman & Sterling